CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive	(301) 263-0200
Bethesda, Maryland 20817	Fax (301) 576-5193

January 22, 2010

VIA MESSENGER AND EDGAR FILING AS CORRESPONDENCE

David Burton, Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

Re:         Spatializer Audio Laboratories, Inc. (?SPZR?); File No. 0-26460
Reliability Incorporated (?REAL?); File No. 0-07902
SPZR and REAL Forms 8-K Filed  December 30, 2009 Relating to Item 4.01

Dear Mr. Burton:

This letter is in response to the comments of the Division of Corporation Finance staff (the ?Staff?) of the U.S. Securities and Exchange Commission (the ?Commission?) with respect to the above-referenced filings of Spatializer Audio Laboratories, Inc. (?SPZR?) and Reliability Incorporated (?REAL?) (col-lectively, the ?Companies?) as set forth in your respective comment letters dated December 31, 2009 (the ?Comment Letters?).  The Company hereby responds to each of the Staff?s outstanding Comments.

For the convenience of the Staff, we have reproduced the Staff?s comments from the Comment Letter in Italics.  The responses to those Comments immediately follow the reproduced Staff comments.  In addition to submitting this letter simultaneously herewith, we are sending you via messenger two (2) copies of this letter being filed overnight as Correspondence on EDGAR.  The Form 8-K/A referred to herein is being filed concurrently on EDGAR.

Please note that there was only one accounting treatment at issue with regard to REAL (dealing with development stage characterization), not the two issues associated with SPZR (the development stage issue and the valuation issue growing out of a July 2009 funding transaction).  While the language of the two SEC Comment Letters were identical, they should not have been.  That different treatment is ad-dressed as appropriate below.

By way of background (and to provide on a supplemental basis information responsive to the Comment Letters, very specifically Comment 2):
~        The disagreement relating possible development stage treatment related to both SPZR and REAL.
~        The valuation issue related only to SPZR.
~        As reflected in the prior auditor?s respective letter dated December 31, 2009 and appended to the appropriate Form 8-K, there were no further disagreements with Schumacher on accounting principle or practice, financial statement disclosure or auditing scope or procedure.
~         With regard to development stage treatment:

-	The issue arose during the Company?s third quarter, the period ended September 30, 2009.
-	Each of the Companies were previously operating entities going back at least 20 years.
-	Because of changed circumstances (sale of the primary business in the case of REAL and going through a Chapter 11 Bankruptcy in the case of SPZR), each became a shell and each Com-pany has so characterized.
-	Each of the Companies believe that it is not a development stage company, based on accounting pronouncements, since it is dormant and not presently pursuing any business opportunity other than as a shell company.

David Burton
United States Securities and Exchange Commission
Division of Corporation Finance

January 22, 2010

-	In contrast, Schumacher believed that a shell company is by definition of a development stage company.
-	As evidenced by proper filing of the respective Form 10-Q for the periods ending June 30, 2009 and September 30, 2009, SPZR and REAL has each concluded the development stage company issue has been resolved.
-	SPZR and REAL recognize each is required to change its accounting treatment when, in the fu-ture, becomes a development stage company.

~        The second issue pertinent only to SPZR) involved the valuation associated with the Company?s July 7, 2009 stock issuance:

-	This dispute culminated in the voiding of the transaction as discussed above and in SPZR?s Form 8-K filed November 23, 2009.
-	With regard to the valuation issue, the issue arose during the third quarter, the period ended September 30, 2009.
-	Even though the purchase of restricted shares are typically purchased at a discount to market price, the SPZR shares at issue were purchased at the average closing price per share for the 10 days prior?i.e., without a discount.
-	Schumacher believed that the valuation should be based on the sale price on comparable shells (not the per share market value price as in this case).
-	The issue became moot when an outside consultant noted that the price per share paid was below the Company?s .01 par value per share, an ultra vires act.
-	An immediate rescission was effected per the Schumacher corrective action recommendation, thereby voiding the prior transaction.
-	Since these matters all occurred within SPZR?s third quarter, no restatement for prior periods was or is required.

Item 4-01.  Changes in Registrant?s Certifying Accountant

1.
Please clarify whether, during your two most recent quarters ended June 30 and September 30, 2009 and the subsequent interim period through December 30, 2009 before your former auditor was terminated, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

Response to Comment 1:  Noting that the prior auditor provided its ?no disputes? letter respectively for SPZR and REAL (and each was attached to the respective Form 8-K filed December 31, 2009), the Companies are satisfied that the disclosures in their respective Form 8-K filed are accurate and do not require amendment.  The disclosures that follow are being submitted supplemental per the Staff?s request.

2.	Refer to paragraph of the Form 8-K where you identify accounting disagreements. For each disagreement, please tell us supplementally:

* the period to which the disagreement relates;
* the nature of the disagreement including the registrant?s position and the former accountant?s position at the time of the disagreement;
* the financial statement amounts involved;
* why the disagreement could not be resolved or how it was resolved;
* how and by whom the amounts were determined; [and]
* whether you restated (or intend to restate) any prior period for any adjustment, and if not, why.

David Burton
United States Securities and Exchange Commission
Division of Corporation Finance

January 22, 2010

Response to Comment 2:  In fact, there was only one disagreement with regard to Reliability Incorporated (?REAL?), specifically whether the Company should be filing as a development stage company.  The valuation issue was unique to Spatializer Audio Laboratories, Inc. (?SPZR?) and, accordingly, your (i) valuation comment as to REAL was misplaced and (ii) we request the Staff waive that portion of your REAL Comment Letter relating to valuation.  For a breakout of the info here requested on a Company and issue by issue basis, see the background outlined above.

3.	With respect to the disagreements with the former accountants, amend the Form 8-K to provide all information required by Item 304(a)(1)(v)(B)-(D)) of Regulation S-K, as applicable.

Response to Comment 3:   We believe all disclosures so required were made in the respective Form 8-K.

4.
Please also note the requirements of Item 304(b) of Regulation S-K.  If there were any material transactions or events similar to those involved in the disagreement that you accounted for or disclosed differently than your former accountant would have concluded was required, revise to provide all of the disclosures required by Item 304(b) of Regulation S-K.

Response to Comment 4:  We believe all disclosures so required were made in the respective Form 8-K.

5.	Provide us with any letter or written communication to and from the former accountants regarding any disagreement so reportable events to management or the Audit Committee.

Response to Comment 5:  The Companies advise me that communications relating to the developmental stage issue were done orally and the Companies believe all disclosures so required were made in the respective Form 8-K. The communications relating to the valuation issue associated with SPZR dealt with an exchange between Schumacher & Associates, Inc. as to the fairness of the price paid but, since the transaction was voided (at the suggestion of such auditing firm once it was advised that the sale was ultra vires--since less than the SPZR par value), those communications would appear to be moot and have been omitted.   (SPZR, of course, will submit should the staff still so request.)

6.
To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

Response to Comment 6:  For the reasons outline above, there neither a dispute with the departing auditory and there is no need to file an Amendment to either or both Companies? Form 8-K).

Since there is no outstanding dispute, no letter is being provided by Schumacher.  The Staff is referred instead to the ?no disputes? letter prepared by Schumacher and filed as an exhibit to the Form 8-K filed December 31, 2009 by SPZR and REAL, respectively.

David Burton
United States Securities and Exchange Commission
Division of Corporation Finance

January 22, 2010

We, of course, stand ready to respond to any further questions you may have and/or if you require additional information.  We appreciate your consideration of this matter and trust the Staff has no further comments.

Sincerely,

/s/ Carl N. Duncan
Carl N. Duncan

cc:           Jay Gottlieb
Gregg Schneider
Michael C. Pearce
Dave Sherwood
Mick Schumacher/Lois Huston

ACKNOWLEDGED AND AGREED AS
TO FOREGOING FACTUAL ELEMENTS

_/s/ Jay Gottlieb________________________
Jay Gottlieb, Chairman and President Respectively of
Spatializer Audio Laboratories, Inc.
and Reliability Incorporated